               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


______________________________________________________x
                                                      :
PINNA YOSEVITZ,                                       :
                                                      :
     Plaintiff,                                       :
                                                      :
     v.                                               :
                                                      :
FLOYD F. SHERMAN, M. JOSEPH McHUGH,                   :    C.A. No.16447-NC
BRUCE A. KARSH, DAVID R. HENKEL, KAREN                :
GORDON MILLS, CARSON S. McKISSICK,                    :
B. WILLIAM BONNIVIER, CHARLES M. HANSEN               :
JR., JACK L. McDONALD, TRIANGLE                       :
PACIFIC CORP., and ARMSTRONG WORLD                    :
INDUSTRIES, INC.,                                     :
                                                      :
          Defendants.                                 :
                                                      :
______________________________________________________x

                         AMENDED CLASS ACTION COMPLAINT
                         ------------------------------

          Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

          1. Plaintiff has been the owner of the common stock of Triangle Pacific Corp. ("Triangle" or the "Company") since prior to the transaction herein complained of and continuously to date.

          2. Triangle is a corporation duly organized and existing under the laws of the State of Delaware. The Company makes hardwood flooring products and kitchen and bathroom cabinets at 15 plants, primarily in the United States. The Company maintains its headquarters at 16803 Dallas Parkway, Dallas, Texas.

          3. Armstrong World Industries, Inc. ("Armstrong") is a Pennsylvania corporation based in Lancaster, Pennsylvania and is North America's largest maker of floor coverings. It manufactures vinyl flooring, ceramic title and other building products.

          4. Defendant Floyd F. Sherman is Chairman of the Board, Chief Executive Officer and a Director of Triangle.

          5. Defendant M. Joseph McHugh is President, Chief Operating Officer and a Director of Triangle.

          6. Defendants Bruce A. Karsh, David R. Henkel, Karen Gordon Mills, Carson R. McKissick, B. William Bonnivier, Charles M. Hansen, and Jack L. McDonald are Directors of Triangle.

          7. The Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of Triangle and owe them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

          8. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

          9.  This action is properly maintainable as a class action because:
              (a) The class is so numerous that joinder of all members is impracticable. As of March 23, 1998, there were approximately 14,749,845 shares of Triangle common stock outstanding owned by hundreds, if not thousands, of record and beneficial, holders;

              (b) There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether defendants have breached
                 ----- ----
their fiduciary and other common law duties owed by them to plaintiff and the members of the class; and (ii) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

              (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

          (d) Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

          (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.
                            SUBSTANTIVE ALLEGATIONS
                            -----------------------
                       ARMSTRONG ACTS TO ACQUIRE TRIANGLE
                       ----------------------------------

          10. On June 15, 1998, Triangle and Armstrong announced that they had entered into a definitive merger agreement (the "Merger Agreement") whereby Armstrong will acquire Triangle in a transaction valued at approximately $1.15 billion. Under the terms of the transaction as presently proposed, Armstrong will commence a cash tender offer for all of Triangle's outstanding common shares at a price of $55.50 per share (the "Merger"). Armstrong will also assume $260 million of Triangle debt.

          11. On or about June 19, 1998, Defendants other than Armstrong filed with the United States Securities and Exchange Commission a Solicitation/Recommendation Statement on 14D-9 (the "14D-9") purportedly describing, inter alia, the merger transaction, the history of the negotiations
            ----- ----
between the companies, the opinion of Triangle's financial advisor and certain other purportedly relevant information. The 14D-9 was apparently mailed to Triangle shareholders shortly thereafter.

                        THE 14D-9 FAILS TO DISCLOSE THE
                       PROJECTIONS PROVIDED TO ARMSTRONG
                       ---------------------------------

          12. The 14D-9 fails to disclose material information necessary for shareholders to make an informed decision. The 14D-9 states that "the Company provided Parent [Armstrong] with certain additional estimates of the Company's projected revenues and net income through the Company's fiscal year 2001." However, the Offer to Purchase does not provide these projections to the Company's shareholders even though they are clearly material and were provided to Armstrong. This omission is not cured by Armstrong's 14D-1 which likewise fails to provide this information to Triangle shareholders. Triangle shareholders are being asked to make an irrevocable decision regarding their investment in Triangle on the basis of incomplete information.

                   THE INCOMPLETE DESCRIPTION OF THE BANKER'S
                        FINANCIAL ANALYSES AND CONFLICTS
                        --------------------------------

          13. The fairness opinion recites a litany of various documents relied on by Triangle's financial advisor, Salomon Smith Barney ("SSB"), in rendering the fairness opinion, including "certain internal information of the Company, primarily financial in nature, including projections, concerning the business and operations of the Company." Yet none of this information is provided to shareholders or accounted for in the fairness opinion.

          14. Additionally, the 14D-9, in the section titled "Reasons for the Recommendation of the Company's Board of Directors" lists certain of the factors considered by the Board in recommending and approving the transaction including the financial presentation of Salomon Smith Barney and the opinion of Solomon Smith Barney delivered to the Board to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the cash consideration of $55.50 per Share to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders.

          15. Neither the 14D-9 nor the fairness opinion contains a discussion of the various financial analysis presumably performed by SSB. The 14D-9 and the fairness opinion are silent with respect to what valuation methodologies were employed by SSB in rendering its fairness opinion so that shareholders cannot determine whether there was any deviation from standardized investment banking practices. Accordingly, Triangle shareholders cannot determine from these materials what the intrinsic value of the shares is and why the proposed acquisition by Armstrong is preferable to other alternatives or is fair.

          16. Moreover, buried within the fairness opinion is a statement that "Salomon Smith Barney or its affiliates have previously rendered certain investment banking and financial advisory services to the Company and Acquiror, for which we received customary compensation . . . Salomon Smith Barney and its affiliates (including Travelers Group Inc.) may have other business relationships with the Company and Acquiror." The existence of this relationship between Armstrong and SSB receives only passing reference in the 14D-9 itself. Defendants fail to disclose any information regarding the nature of SSB or its affiliates' relationships with Armstrong, the type of services that may have been rendered, the extent of the current relationship with those companies, and the fees received from Armstrong or its affiliates for these services. Additionally, defendants fail to disclose whether SSB or its affiliates anticipate whether they will provide investment banking services to Armstrong in the future. Absent this information, Triangle shareholders are unable to rely upon the integrity of the fairness opinion in light of SSB's apparent conflicts of interest.

                         THE INDIVIDUAL DEFENDANTS HAVE
                      SUBSTANTIAL CONFLICTS WITH THE CLASS
                      ------------------------------------

          17. The merger agreement creates disabling conflicts of interest by conferring extraordinary benefits on the individual defendants and certain members of the Company's senior management. The merger agreement provides that all options, whether presently exercisable or not, will be canceled in exchange for a lump sum cash payment. Accordingly, based on the value of the options held as of January 2, 1998, as set forth in the Company's 1998 Proxy Statement, defendant Sherman will receive a lump sum cash payment of $7.79 million and defendant McHugh will receive in excess of $5 million.

                      DEFENDANTS HAVE FAILED TO ACT IN THE
                    BEST INTERESTS OF TRIANGLE SHAREHOLDERS
                    ---------------------------------------

          18. The Individual Defendants, in violation of their fiduciary obligations to protect and enhance the interests of Triangle's stockholders, have not acted reasonably and in compliance with their fiduciary duties to Triangle's shareholders, in a manner designed to obtain the highest possible price for Triangle's public stockholders.

          19. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:

          (a) The intrinsic value of Triangle's common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

          (b) The merger price is not the result of an appropriate consideration of the value of Triangle because the Triangle Board approved the proposed merger without undertaking the appropriate steps to accurately ascertain Triangle's value; and

          (c) By entering into the agreement with Armstrong, the Individual Defendants have allowed the price of Triangle stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of Triangle stock.

          20. The Individual Defendants did not appoint or retain any truly independent person or entity to negotiate for or on behalf of Triangle's public shareholders to promote their best interests in the Merger.

          21. By reason of all of the foregoing, defendants herein have participated in unfair dealing toward plaintiff and the other members of the Class and have engaged in and substantially assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class. As a result, plaintiff and the Class will not receive the fair value of Triangle's assets and businesses and will be unable to make an informed decision on whether to vote in favor of the Merger.

          22. Absent injunctive relief in this action, plaintiff and the other members of the Class will suffer irreparable injury as a result of the improper transactions complained of herein.

                       ARMSTRONG IS AN AIDER AND ABETTOR
                       ---------------------------------

          23. Armstrong has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants. Armstrong has agreed to the favorable treatment of options held by Triangle's directors and senior management to assure their agreement and cooperation in and to a transaction which will not maximize value for Triangle shareholders. Armstrong has so agreed to enable it to acquire Triangle at the lowest possible price although the favorable treatment of employee and directorial options and restricted stock has necessarily injected personal motives into the negotiations and compromised the undivided loyalty which the Individual Defendants owe to Triangle's public shareholders.

          24. Plaintiff and other members of the Class have no adequate remedy at law.

          WHEREFORE, plaintiff and members of the Class demand judgment against defendants as follows:
               a. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

               b. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

               c. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

               d. Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

               e. Awarding plaintiff its costs and disbursements and reasonable allowances for fees of plaintiff's counsel and experts and reimbursement of expenses; and

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               f.   Granting plaintiff and the Class such other and further
                    relief as the Court may deem just and proper.



                              ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                              By:  /s/ Norman M. Monhait
                                   ------------------------------
                                    Suite 1401, Mellon Bank Center
                                    P.O. Box 1070
                                    Wilmington, DE  19899-1070
                                    (302) 656-4433
                                    Attorneys for Plaintiff


OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY  10016
(212) 779-1414



Dated:  June 23, 1998

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